UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

January 2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-2 January 19, 2004

DESCRIPTION:

Queenstake reports reserve, resource increases and development plans at Jerritt Canyon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                (Registrant)

Date  January 19, 2004

By                                   “Doris Meyer”

                                        (Signature)

                             Doris Meyer, Corporate Secretary

                                    Queenstake Resources Ltd.

News Release 2004-02

January 19, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE REPORTS RESERVE, RESOURCE INCREASES

AND DEVELOPMENT PLANS AT JERRITT CANYON

Denver, Colorado – January 19, 2004 – Queenstake Resources Ltd. (TSX:QRL) reports that proven and probable reserves at its 100% owned Jerritt Canyon mine in Elko County, Nevada have increased to 820,104 ounces within a newly calculated measured and indicated resource of 2,295,303 ounces.  Inferred resources in addition to this are 1,034,044 ounces. Depletion of reserves during the second half of 2003 totaled 129,625 ounces; the new reserve   therefore represents the addition of 425,561 ounces or more than double the depleted June 2003 reserve.  A portion of the additional reserves will support a new mining operation. In addition, a development plan is being evaluated that would accelerate development of reserves accessible from existing mines, and could allow gold production from the 1.5 million ton per year processing facility to increase by 15 to 20% from mid 2005.

Reserves

Reserves have been calculated at a gold price of $350 per ounce by Mr. Donald Colli and Mr. Mark Odell, Superintendent of Geology and Manager Mining respectively at Jerritt Canyon, who are qualified persons as defined by N.I. 43-101.  The calculations have also been reviewed and approved by independent consultants Pincock Allen and Holt of Denver, who will use this reserve calculation as the basis for an updated Technical Report under N.I. 43-101 and who are considered the qualified person for this report.

The increase in reserves comes both from consideration of the economics of mining previously established resources and from drilling in the past six months.  It was recognized that numerous areas of resource met reserve criteria in terms of drill spacing, but they did not fit into the previous owner’s production plan.  The increase in gold price as a basis for reserves has had only a minor effect in providing greater continuity and minimizing the effect of internal dilution.

Reserves consist of both in situ and stockpile material.  In situ reserves are accessible either from existing established mine openings or from surface, via proposed new portals where appropriate. In situ reserves comprise 2,565,636 short tons @ 0.302 ounces per short ton (opt) (10.35gm/tonne). Stockpile reserves constitute 499,638 short tons @ 0.093 opt (2.98 gm/tonne).  Mill feed has in the past typically consisted of a mixture of mined and stockpiled material, resulting in an average mill feed grade of  0.221 opt.

Development Plan

The company is evaluating a development plan that would increase production from underground sources and could displace stockpile as a source of mill feed.

The existing mines are known as Murray, SSX, Smith and MCE.  While SSX and Murray are working at close to full capacity, portal capacity at Smith is not fully utilized due to intermittent production caused by relatively the small number of working places.  New reserves have been established that are accessible from Smith and the development of these reserves and nearby resources will be accelerated to increase the production from the Smith Mine.  The development of the Mahala reserve and resource, some 1,500 ft south west of the existing Smith operations, is already in hand and may be expected to take a little over a year to complete.  Development of the East Dash reserve and resource, some 3,000 feet East of the Smith portal will begin during 2005.  Other areas accessible from Smith, notably B-pit and Dash West, are still in the resource category and work will continue during 2004 to bring these areas to the reserve category.

Northwest of SSX a broad area of mineralization known as Steer and Saval has been partially converted to reserve.  A new underground mine, to be known as Steer, will be developed from the Steer open pit at a point about 3,500 ft from the nearest SSX workings.  Producing at an initial rate of the order of 500 tons/day in 2005, it is expected eventually to expand to include the Saval resource and eventually to link up with SSX.  MCE, which has provided minor tonnage over the past few months, will be depleted during 2004.

Resources

The measured and indicated categories of resource have increased from 1.9 million ounces to 2.3 million ounces after being depleted during the second half of 2003 by 138,458 ounces.  This is the result both of drilling, which outlined new resources and in some cases promoted resources from the inferred to indicated category, and of reclassification of some previously drilled mineralized material into the resource category.

Each area of reserve is contained within a greater area of resource that does not currently meet reserve criteria, usually due to drill spacing.  The history of resource conversion in these mines is consistent and mineralized material outside reserves is frequently defined, blocked out, developed and mined before it ever becomes reserve. For this reason, depletion is typically less than production and the potential for a substantial degree of resource conversion is high.

Unlike the reserve category, the resource category includes some material that is remote from existing mines.  In many cases, resources form the nucleus of known areas of mineralization which constitute significant exploration targets with potential for infill or step out drilling; in some areas, earlier drilling did not reach the most favorable stratigraphic horizons.  Notable among these areas of high potential are Starvation Canyon, Waterpipe and Pie Creek, which are located in the southern part of the land package.  In the northern part, mineralization behind the high wall of the old Winters Creek open pit shows potential to be developed into an underground mineable reserve. Drilling is currently in progress at Starvation Canyon and Winters Creek, in spite of severe winter conditions.

The attached tabulations give reserves by mine and break down resources between those that are accessible from existing mines and those that are remote.

Most of the assays on which these estimations are based were performed by Chemex Laboratories using standard fire assay techniques and subject to Chemex’s internal QA/QC procedures or by Jerritt Canyon’s laboratory, using standard fire assay techniques and industry accepted QA/QC procedures.

Queenstake Resources CEO Chris Davie commented: “We were always confident of bringing a substantial proportion of resources to the reserve category but have been agreeably surprised by the speed with which this has been done. Now we have a basis to open at least one new mine and to develop in numerous directions to areas where there are not only reserves waiting to be mined but also additional resources waiting to be converted. With the topographic limitations of surface drilling in some of these mines, it is typically preferable to perform definition drilling on resources from underground and the new reserves give us a basis to get close enough to many of these resources to do this. We confidently expect to continue the conversion process while continuing to outline additional resources from both underground and surface drilling. We expect at least to keep pace with depletion at the existing mines over the next few years and for reserves of this order of magnitude to be maintained for a number of years. During those years we shall be performing district scale exploration in some of the most exciting geology in Nevada. We firmly believe that this district, one of the great mining districts of the U.S., has a long life ahead of it.”

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.   In 2003 it acquired the Jerritt Canyon property from the AngloGold /Meridian Joint

Venture. The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999 , from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

JERRITT CANYON RESERVES – DECEMBER 31, 2003 (Included in Total Resources)
MINE	PROVEN			PROBABLE			TOTAL
	Tons	oz/st	Cont'd Oz	Tons	oz/st	Cont'd Oz	Tons	oz/st	Cont'd Oz
MURRAY	197,225	0.336	66,213	52,636	0.347	18,258	249,861	0.338	84,472
MCE	6,101	0.452	2,755	8,416	0.504	4,242	14,516	0.482	6,997
SSX	458,561	0.302	138,424	1,023,144	0.285	291,793	1,481,705	0.290	430,216
STEER/SAVAL				137,649	0.307	42,263	137,649	0.307	42,263
SMITH WEST, includes Mahala	237,281	0.278	66,048	211,220	0.360	76,075	448,501	0.317	142,123
SMITH EAST, includes Dash East				200,799	0.301	60,426	200,799	0.301	60,426
WRIGHT WINDOW				32,605	0.226	7,369	32,605	0.226	7,369
TOTAL IN SITU	899,168	0.304	273,440	1,666,468	0.300	500,425	2,565,636	0.302	773,865

STOCKPILES	33,678	0.166	5,602	465,960	0.087	40,637	499,638	0.093	46,239
TOTAL	932,846		279,042	2,132,429		541,062	3,065,274		820,104

JERRITT CANYON TOTAL RESOURCES – DECEMBER 31, 2003 (Including Reserves)
DEPOSIT/AREA	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Tons	oz/st	Cont'd Oz	Tons	oz/st	Cont'd Oz	Tons	oz/st	Cont'd Oz	Tons	oz/st	Cont'd Oz
Kriged Resources at Existing or Proposed Mines
MURRAY	665,677	0.309	205,544	175,284	0.297	52,145	840,961	0.306	257,689	431,613	0.276	119,183
MCE	41,686	0.377	15,716	20,192	0.400	8,077	61,878	0.385	23,792	72,245	0.345	24,903
SSX	1,000,769	0.310	309,801	1,842,478	0.289	531,985	2,843,247	0.296	841,786	503,818	0.278	139,883
STEER/SAVAL				248,432	0.317	78,753	248,432	0.317	78,753	239,467	0.262	62,740
SMITH WEST, Includes Mahala	477,534	0.299	142,989	651,684	0.295	192,547	1,129,218	0.297	335,536	473,923	0.251	119,078
SMITH EAST, includes Dash East				339,316	0.331	112,247	339,316	0.331	112,247	129,828	0.235	30,519
WRIGHT WINDOW				114,175	0.147	16,784	114,175	0.147	16,784	277,988	0.105	29,099
TOTAL	2,185,666	0.308	674,049	3,391,561	0.293	992,538	5,577,227	0.299	1,666,587	2,128,882	0.247	525,407
Other Resources Stockpiles	33,678	0.166	5,602	1,303,521	0.059	76,886	1,337,199	0.062	82,487
Open pit (Polygonal), tabulated below				814,896	0.140	113,961	814,896	0.140	113,961	2,341,590	0.116	270,778
U/G (Polygonal), tabulated below				1,767,608	0.245	432,268	1,767,608	0.245	432,268	944,945	0.252	237,860
TOTAL	2,219,344	0.306	679,650	7,277,586	0.222	1,615,652	9,496,930	0.242	2,295,303	5,415,417	0.191	1,034,044

JERRITT CANYON POLYGONAL RESOURCES - DECEMBER, 2003 (Included in Total Resource)
DEPOSIT/AREA	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	K-TONS	GRADE	K-OZ	K-TONS	GRADE	K-OZ	K-TONS	GRADE	K-OZ	K-TONS	GRADE	K-OZ
Open Pit
Burns				65,476	0.120	7,857	65,476	0.120	7,857	1,735,113	0.121	210,014
California Mountain				27,054	0.128	3,463	27,054	0.128	3,463
Coyote Zone 10				25,714	0.107	2,751	25,714	0.107	2,751
Pie Creek				293,651	0.140	41,111	293,651	0.140	41,111	232,140	0.095	21,984
Road Canyon				171,126	0.105	17,968	171,126	0.105	17,968	111,442	0.105	11,701
Saval				231,875	0.176	40,810	231,875	0.176	40,810
WaterPipe II										262,895	0.103	27,078
Subtotal Open Pit				814,896	0.140	113,961	814,896	0.140	113,961	2,341,590	0.116	270,778
UnderGround
California Mountain				41,250	0.370	15,248	41,250	0.370	15,248	4,285	0.273	1,170
Murray-Zone 9				64,666	0.344	22,245	64,666	0.344	22,245	272,414	0.256	69,738
Coyote Zone 10				41,786	0.245	10,238	41,786	0.245	10,238	1,875	0.310	581
Saval				917,556	0.243	222,799	917,556	0.243	222,799	82,341	0.240	19,762
Starvation				86,309	0.220	18,988	86,309	0.220	18,988	108,134	0.221	23,898
West Dash				64,286	0.278	17,872	64,286	0.278	17,872	292,781	0.287	84,028
West Mahala				368,054	0.224	82,444	368,054	0.224	82,444	141,865	0.209	29,650
Winters Creek				183,701	0.231	42,435	183,701	0.231	42,435	41,250	0.219	9,034
Subtotal UnderGround				1,767,608	0.245	432,268	1,767,608	0.245	432,268	944,945	0.252	237,860
TOTAL				2,582,504	0.212	546,228	2,582,504	0.212	546,228	3,286,535	0.155	508,638